EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2016

(In thousands)

Earnings
Net income before minority interest	$33,287
Equity earnings	(4,000)
Income distribution from equity investees	2,728
Minority interest in pretax income	(1,931)
Amortization of capitalized interest	264
Federal and state income taxes	19,263
Fixed charges	10,611
Total Earnings as Defined	$60,222

Fixed Charges
Interest expense on long-term debt and other	$9,632
Interest on rentals*	355
Amortization of debt issuance costs	453
AFUDC - borrowed funds	171
Total Fixed Charges	$10,611

Ratio of Earnings to Fixed Charges	5.68X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.